SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

General Motors Company

(Name of Issuer)

Common Stock, par value US $0.01 per share

(Title of Class of Securities)

             37045V100
(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37045V100	13G	Page 2

1	NAMES OF REPORTING PERSONS Motors Liquidation Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 422,727,270 (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 422,727,270 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,727,270* (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.1% (See Item 4)
12	TYPE OF REPORTING PERSON CO

*Includes all Common Stock of the Issuer beneficially owned by Motors Liquidation Company as of the date hereof; provided, that, pursuant to the Amended and Restated Master Sale and Purchase Agreement, dated June 26, 2009, as amended (the “Purchase Agreement”) filed as Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2009, the Reporting Person may be eligible to receive, under certain circumstances, up to 30,000,000 additional shares of Common Stock.

Item 1(a). Name of Issuer:

General Motors Company (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

300 Renaissance Center, Detroit, Michigan, 48265

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed by Motors Liquidation Company (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is located at 401 S. Old Woodward, Suite 370, Birmingham, Michigan, 48009.

Item 2(c). Citizenship:

The Reporting Person is a Delaware corporation.

Item 2(d). Title and Class of Securities:

Common Stock, par value US $0.01 per share, of the Issuer (the “Common Stock”)

Item 2(e). CUSIP Number:

37045V100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

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If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a) As of December 31, 2010, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 422,727,270 shares of Common Stock.  This amount is based on the Reporting Person’s ownership of (i) 150,000,000 shares of Common Stock, (ii) 136,363,635 warrants each exercisable for one share of Common Stock at an exercise price of $10.00 per share (“Warrant A”), and 136,363,635 warrants each exercisable for one share of Common Stock at an exercise price of $18.33 per share (“Warrant B”, and together with Warrant A, the “Warrants”).  Pursuant to the Purchase Agreement, the Reporting Person may be eligible to receive, under certain circumstances, up to 30,000,000 additional shares of Common Stock (the “Adjustment Shares”).

(b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 23.1% of the outstanding shares of Common Stock (including the Warrants held by the Reporting Person, but excluding the Adjustment Shares).  This percentage is based on a total of 1,833,470,329 shares of Common Stock, based on the sum of 1,560,743,059 shares of Common Stock outstanding as of February 15, 2011 as reported on the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2011 and 272,727,270 shares of Common Stock that would be required to be issued pursuant to the exercise of the Warrants.

(c) Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote:

                      422,727,270 shares of Common Stock.  This amount is based on the Reporting Person’s ownership of 150,000,000 shares of Common Stock and 272,727,270 Warrants.

(ii)      Shared power to vote or to direct the vote:

0

(iii)    Sole power to dispose or to direct the disposition of:

                      422,727,270 shares of Common Stock.  This amount is based on the Reporting Person’s ownership of 150,000,000 shares of Common Stock and 272,727,270 Warrants, and is subject to the approval of the Reporting Person's Second Amended Chapter 11 Plan by the United States Bankruptcy Court for the Southern District of New York.

(iv)     Shared power to dispose or to direct the disposition of:

                                0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

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Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2011

MOTORS LIQUIDATION COMPANY

By:	/s/ James Selzer
Name: James Selzer
Title: Vice President and Treasurer

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